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                                                             OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

              KRONOS ADVANCED TECHNOLOGIES, INC., F/K/A TSET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   50105X106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Roman S. Ferber                      Marguerite M. Donahue
   HoMedics, Inc.                       Seyburn, Kahn, Ginn, Bess & Serlin, P.C.
   3000 Pontiac Trail                   2000 Town Center, Suite 1500
   Commerce Township, MI 48390-2720     Southfield, MI 48075-1195
   (248) 863-3000                       (248) 353-7620

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 9, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. 50105X106
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    FKA Distributing Co., d/b/a HoMedics, Inc., IRS I.D. 38-3205159
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC.
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Michigan.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    6,746,171(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,746,171(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,746,171(1)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.0%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------


(1) Represents shares underlying a warrant to purchase 6,746,171 shares of the Issuer's Common Stock which is presently exercisable.

(2) Percentage is based upon 54,527,565 shares of the Issuer's Common Stock outstanding as of May 9, 2003, as set forth in a capitalization representation of the Issuer to the Reporting Person on that date, and assumes exercise of the presently exercisable warrant.

CUSIP NO. 50105X106
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Roman S. Ferber
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF.
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    915,000.
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    6,746,171(3)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    915,000.
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,746,171(3)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,661,171.
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%(4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN.
------------

(3) Represents shares underlying a warrant issued to HoMedics, Inc. to purchase 6,746,171 shares of the Issuer's Common Stock which is presently exercisable. Mr. Ferber is a 41.5% owner of HoMedics and may be deemed to have shared voting and dispositive power with respect to such shares.

(4) Percentage is based upon 54,527,565 shares of the Issuer's Common Stock outstanding as of May 9, 2003, as set forth in a capitalization representation of the Issuer to HoMedics on that date, and assumes exercise of HoMedics' presently exercisable warrant for the purchase of 6,746,171 shares.

                                  SCHEDULE 13D

ITEM 1:  SECURITY AND ISSUER.

         This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Kronos Advanced Technologies, Inc., formerly known as TSET, Inc., a Nevada corporation, with its principal executive offices at 464 Common St., Suite 301, Belmont, Massachusetts 02478 (the "Issuer").


ITEM 2:  IDENTITY AND BACKGROUND.

         The persons filing this statement are FKA Distributing Co., d/b/a HoMedics, Inc. ("HoMedics") and Roman S. Ferber. HoMedics is a Michigan corporation whose principal business is manufacturing and distributing home personal health care, wellness and relaxation products worldwide under the HoMedics(R), TheraP(TM), TherapistSelect(TM) and Body Basics(TM) brand names. Mr. Ferber is a director and President of HoMedics, and owns 41.5% of its common stock. The principal office of HoMedics is located at 3000 Pontiac Trail, Commerce Township, Michigan 48390. All of HoMedics' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

         Roman S. Ferber, HoMedics, Inc., 3000 Pontiac Trail, Commerce Township, MI 48390. Mr. Ferber is a director and President of HoMedics and owns 41.5% of the common stock of HoMedics.

         Alon D. Kaufman, HoMedics, Inc., 3000 Pontiac Trail, Commerce Township, MI 48390. Mr. Kaufman is a director, Vice President and Treasurer of HoMedics.

         Annette Ferber Adelman, HoMedics, Inc., 3000 Pontiac Trail, Commerce Township, MI 48390. Ms. Ferber is a director and Secretary of HoMedics.

         Shari Ferber Kaufman, HoMedics, Inc., 3000 Pontiac Trail, Commerce Township, MI 48390. Ms. Kaufman is a director of HoMedics.

         During the last five (5) years, HoMedics and Mr. Ferber have not, nor to the best knowledge of HoMedics, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 9, 2003, the Issuer granted to HoMedics Warrant No. 1 and Warrant No. 2, each for the purchase of 6,746,171 shares of common stock (the "Warrants") at an exercise price of $0.10 per share. The Warrants were issued pursuant to a Master Loan and Investment Agreement dated May 9, 2003 (the "Loan Agreement"), under which HoMedics agreed to loan up to $3.5 million to the Issuer and Kronos Air Technologies, Inc., of which $2.4 million has been advanced. In addition, HoMedics paid the Issuer $100,000 for the issuance of the Warrants from HoMedics' general corporate funds. It is presently anticipated that, if the Warrants are exercised, the funds required to pay the exercise price would be provided from the general corporate funds of HoMedics.

         Mr. Ferber owns 915,000 shares of the Issuer's Common Stock, which were acquired for aggregate consideration of $98,550. Mr. Ferber funded his purchases of Common Stock from his personal funds.

         None of the funds used to purchase the Warrants or the Common Stock consisted of funds or other consideration, borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting shares of the Common Stock.


ITEM 4: PURPOSE OF TRANSACTION.

         HoMedics and Mr. Ferber acquired the securities reported in this statement for investment purposes. HoMedics and Mr. Ferber may purchase additional shares of Common Stock from time to time, in the open market or in private transactions, depending on various factors, including without limitation, the price of the Common Stock, stock market conditions and the business prospects of the Issuer. HoMedics and Mr. Ferber may also determine to dispose of some or all of their beneficial holdings of the Issuer's securities. They reserve the right to increase or decrease their holdings on such terms and at such times as they may decide. Except as described above, HoMedics and Mr. Ferber have no present intention or arrangements or understandings to effect any of the transactions listed in Items 4(a)-(j) of Schedule 13D.


ITEM 5: INTEREST IN SECURITIES OF THE ISSUER.

         HoMedics beneficially owns 6,746,171 shares of the Issuer's Common Stock, assuming exercise of Warrant No. 1, which is presently exercisable. These 6,746,171 shares represent approximately 11.0% of the shares of the class outstanding based upon 54,527,545 shares of Common Stock as of May 9, 2003 and assuming the exercise of Warrant No. 1.

         Mr. Ferber personally owns 915,000 shares of the Issuer's Common Stock. Mr. Ferber is a 41.5% owner of HoMedics and may be deemed to have shared voting and investment power with respect to the 6,746,171 shares of Common Stock underlying Warrant No. 1. In the aggregate, these 7,661,171 shares represent 12.5% of the shares of the class outstanding based upon 54,527,545 shares of Common Stock as of May 9, 2003 and assuming exercise of Warrant No. 1.

         In the last sixty (60) days, Mr. Ferber purchased the following number of shares of Issuer's Common Stock in open market transactions on the dates and at the prices indicated:



DATE                             NUMBER OF SHARES           PRICE PER SHARE
----                             ----------------           ---------------

      >
March 19, 2003                      15,000                      $0.102
March 20, 2003                      10,000                      $0.106
March 21, 2003                       5,000                      $0.110
March 24, 2003                      10,000                      $0.106
March 25, 2003                      10,000                      $0.106
March 26, 2003                      20,000                      $0.101
March 27, 2003                      20,000                      $0.096
March 28, 2003                      10,000                      $0.100
April 2, 2003                       15,000                      $0.102
April 3, 2003                       10,000                      $0.103



ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         HoMedics entered into the Loan Agreement with the Issuer and Kronos Air Technologies, Inc. (collectively, the "Borrowers") on May 9, 2003. On the same date, HoMedics entered into a First Amendment to its Exclusive Licensing Agreement with Kronos Air Technologies, Inc. (the "Amended License"). The Issuer issued HoMedics Warrant No. 1 and Warrant No. 2 in connection with the signing of the Loan Agreement and the Amended License.

         HoMedics may purchase up to 6,746,171 shares of the Issuer's Common Stock under Warrant No. 1 at an exercise price of $0.10 per share. Warrant No. 1 is presently exercisable and expires May 9, 2013.

         The Issuer also issued Warrant No. 2 to HoMedics under which 6,746,171 shares of the Issuer's Common Stock may be purchased. The exercise price for shares that HoMedics may purchase under Warrant No. 2 is $0.10 per share. Warrant No. 2 is not presently exercisable. HoMedics may exercise Warrant No. 2 only if: (i) the Borrowers do not prepay the entire amount of principal and interest due under the notes issued under the Loan Agreement by November 8, 2005; (ii) the Borrowers are in default under any of the investment documents referenced in the Loan Agreement; or (iii) the Issuer does not earn, at any time after May 9, 2003 but prior to November 8, 2005, "revenues" in an aggregate amount equal to or greater than $3,500,000. For purposes of Warrant No. 2, the term "revenues" means the gross cash receipts of any contractual relationship representing the license or sale of Kronos technology to any third party or parties, but excluding revenues the Issuer earns from research and development contracts and revenues the Issuer receives pursuant to the Exclusive Licensing Agreement dated October 22, 2002 between Kronos Air Technologies, Inc. and HoMedics USA, Inc.

         Warrants No. 1 and 2 contain standard anti-dilution provisions. In addition, if the Issuer issues any Common Stock or security convertible into Common Stock in a capital raising transaction at a price of less than $0.20 per share before HoMedics exercises the Warrants, and, following such securities issuance, the shares of Common Stock purchasable by HoMedics upon exercise of the Warrant No. 1 or Warrant No. 2, as the case may be, would represent less than 7.5% of the Issuer's Common Stock on a fully diluted basis, the Issuer would be required to issue HoMedics additional warrants (without the payment of additional consideration by HoMedics) in the form of Warrant No. 1 or Warrant No. 2, as the case may be, such that the number of shares purchasable by HoMedics under both Warrants, in the aggregate, would represent 15% of the Issuer's Common Stock on a fully diluted basis. If the Issuer issues any Common Stock or securities convertible into Common Stock in a capital raising transaction at a price greater than $0.20 per share, HoMedics is not entitled to be issued any additional warrants.

         The Loan Agreement gives HoMedics a put right for all Common Stock HoMedics owns under certain circumstances. In general, HoMedics may require the Issuer to purchase all of its Common Stock if:

         - The Issuer shall have issued or agreed to issue any securities to a "competitor" (as defined in the Loan Agreement) of HoMedics during the term of the original License Agreement, the Amended License, or any other license agreement between HoMedics and either Borrower; and/or

         - The Issuer shall have materially breached its obligations under, or otherwise defaulted under, the original License Agreement or the Amended License within ten (10) years after the date of the Loan Agreement (i.e., May 9, 2013).

If HoMedics exercises its put right, the Issuer is required to purchase all shares offered for sale in HoMedics' put notice at a purchase price equal to the average closing price per share of the Common Stock (as reported on NASDAQ.com) for the ten (10) trading days immediately preceding HoMedics' put notice; provided, however, that the per share price shall not be less than two (2) times the per share price paid by HoMedics for such shares; and provided further that if the event triggering HoMedics' put right is the issuance of the Issuer's Common Stock to a competitor, the per share price determined above shall be multiplied by a factor of ten (10).

         The Loan Agreement provides HoMedics with a preemptive right to purchase its pro rata share of any "New Securities" issued by the Issuer after May 9, 2003. The term "New Securities" does not include:

         - Securities issued in connection with any stock splits, stock dividends or other distributions payable pro rata to all holders of the Issuer's Common Stock;

         - Any securities issued to employees, officers, directors, consultants or other persons pursuant to any stock option plan, stock purchase plan or other management incentive plan, agreement, or arrangement approved by the Issuer's board of directors; and

         - Any of the Issuer's Common Stock issued upon conversion, exercise or exchange of Warrant No. 1 or Warrant No. 2.

The Issuer is required to give HoMedics written notice of its intention to issue any New Securities which shall contain a full, accurate and complete description of the price and terms of such proposed sale, and an unconditional offer to sell to HoMedics its pro rata share of such New Securities on the same terms and conditions set forth in the notice. HoMedics has ten (10) business days from the date of such notice to elect to purchase all or a portion of its pro rata share of the New Securities by giving written notice to the Issuer together with payment for the New Securities. During the sixty (60) day period following the expiration of the ten (10) business day election period, the Issuer may issue the New Securities that HoMedics did not elect to purchase, but only on terms and conditions and at a price no more favorable to the purchasers thereof than was specified in the Issuer's notice to HoMedics.

         The Issuer signed a Registration Rights Agreement with HoMedics for the shares which may be purchased under Warrants No. 1 and 2 (and any warrants issued in connection therewith) on May 9, 2003. The Registration Rights Agreement grants HoMedics one (1) demand right and piggyback registration rights with respect to the shares issuable upon exercise of the Warrants.


ITEM 7: MATERIAL TO BE FILED AS EXHIBITS.

10.1 Warrant No. 1 issued by the Issuer to HoMedics dated May 9, 2003, filed as Exhibit 99.6 to the Issuer's Form 8-K Report filed May 15, 2003 and incorporated by reference.

10.2 Warrant No. 2 issued by the Issuer to HoMedics dated May 9, 2003, filed as Exhibit 99.7 to the Issuer's Form 8-K Report filed May 15, 2003 and incorporated by reference.

10.3 Master Loan and Investment Agreement by and among the Issuer, Kronos Air Technologies, Inc. and HoMedics dated May 9, 2003, filed as Exhibit 99.1 to the Issuer's Form 8-K Report filed May 15, 2003 and incorporated by reference.

10.4 Registration Rights Agreement between the Issuer and HoMedics dated May 9, 2003, filed as Exhibit 99.5 to the Issuer's Form 8-K Report filed May 15, 2003 and incorporated by reference.

99.1              Joint Filing Statement by and between HoMedics and Roman S.
                  Ferber dated May 9, 2003.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 19, 2003



                             FKA DISTRIBUTING CO., d/b/a HOMEDICS, INC.


                             By: /s/ Roman S. Ferber
                                 -----------------------
                                 Roman S. Ferber,
                                 President


                                 Roman S. Ferber
                                 -----------------------
                                 Roman S. Ferber

                                  EXHIBIT INDEX


10.1 Warrant No. 1 issued by the Issuer to HoMedics dated May 9, 2003, filed as Exhibit 99.6 to the Issuer's Form 8-K Report filed May 15, 2003 and incorporated by reference.

10.2 Warrant No. 2 issued by the Issuer to HoMedics dated May 9, 2003, filed as Exhibit 99.7 to the Issuer's Form 8-K Report filed May 15, 2003 and incorporated by reference.

10.3 Master Loan and Investment Agreement by and among the Issuer, Kronos Air Technologies, Inc. and HoMedics dated May 9, 2003, filed as Exhibit 99.1 to the Issuer's Form 8-K Report filed May 15, 2003 and incorporated by reference.

10.4 Registration Rights Agreement between the Issuer and HoMedics dated May 9, 2003, filed as Exhibit 99.5 to the Issuer's Form 8-K Report filed May 15, 2003 and incorporated by reference.

99.1              Joint Filing Statement by and between HoMedics and Roman S.
                  Ferber dated May 9, 2003.